UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
Commission file number 1-1204
HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
(Full title of the Plan)
HESS CORPORATION
1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS

Investments, at fair value
Mutual funds	$369,630,273	$301,263,471
Hess Corporation common stock fund	238,621,838	188,815,335

	608,252,111	490,078,806
Loans to participants	14,385,190	13,162,700
Contributions receivable	1,429,166	1,260,697
Cash	530,645	—
Interest and dividends receivable	317,675	763,135

Total assets available for benefits	$624,914,787	$505,265,338

See accompanying notes to financial statements.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2010	2009
Investment income
Net appreciation in fair value of investments	$88,395,023	$80,864,660
Distributions from mutual funds	5,965,706	5,487,620
Dividends on Hess Corporation common stock fund	1,281,930	1,250,966

	95,642,659	87,603,246
Employee contributions	34,195,506	33,404,021
Employer contributions	24,740,813	24,113,038
Rollovers from other plans	1,259,572	1,175,879
Interest and other income	1,222,410	828,308
Benefit payments	(37,350,977)	(23,196,836)
Administrative fees	(60,534)	(67,095)

Net increase in assets available for benefits	119,649,449	123,860,561
Total assets available for benefits at beginning of year	505,265,338	381,404,777

Total assets available for benefits at end of year	$624,914,787	$505,265,338

See accompanying notes to financial statements.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
     The following description of the Hess Corporation (the Company) Employees’ Savings Plan (the Plan) is provided for general information only. For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.
     General: The Plan is a defined contribution plan covering all eligible U.S. based employees of the Company. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For the purpose of carrying out the Plan, a trust was created effective October 1, 2006 by the execution of a Trust Agreement with The Bank of New York. Effective July 1, 2009, the trustee changed to JPMorgan Chase Bank NA (Trustee).
     Contributions: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) and the employer’s matching contributions are invested in one or more of the available mutual funds with varying investment objectives or in the Hess Corporation Common Stock Fund. The Company matches participant contributions up to 6% of eligible compensation.
     Eligible employee compensation under the Plan was limited by law to $245,000 in 2010 and 2009 and this limit will remain the same for 2011. Before-tax contributions were limited by law to $16,500 in 2010 and 2009 and will also remain unchanged for 2011. In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax “catch-up” contribution to the Plan that is not eligible for matching company contributions. The limit for “catch up” contributions was $5,500 in 2010 and 2009 and this limit will remain in place for 2011.
     Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.
     The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans and certain redemption fees, which are charged to the participants’ accounts with employee loans.
     Investment Alternatives: The following funds were available to participants as of December 31, 2010:

Managers Cadence Capital Appreciation Fund	T. Rowe Price Retirement 2020 Fund
Artio International Equity II Fund	T. Rowe Price Retirement 2025 Fund
BlackRock High Yield Bond Fund	T. Rowe Price Retirement 2030 Fund
BlackRock TempFund	T. Rowe Price Retirement 2035 Fund
BlackRock Total Return Fund	T. Rowe Price Retirement 2040 Fund
CRM Mid Cap Value Fund	T. Rowe Price Retirement 2045 Fund
James Small Cap Value Fund	Vanguard 500 Index Fund
Lazard Emerging Markets Fund	Vanguard Mid-Cap Index Fund
Old Mutual Barrow Hanley Value Fund	Vanguard Small-Cap Index Fund
Principal Real Estate Fund	Western Asset Core Plus Bond Fund
T. Rowe Price Retirement Income Fund	Western Asset Inflation Index Plus Bond Fund
T. Rowe Price Retirement 2005 Fund	William Blair International Small Cap Growth Fund
T. Rowe Price Retirement 2010 Fund	Hess Corporation Common Stock Fund
T. Rowe Price Retirement 2015 Fund
     Descriptions and information concerning the investment objectives and risks of the currently available funds can be obtained from the Company’s Benefits Center.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     Hess Corporation Common Stock Fund: The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (HES). Approximately 1% of this fund is invested in short-term investment funds in order to manage the short-term liquidity needs of the fund.
     Vesting: Participants are immediately fully vested in their contributions and the employer’s matching contributions.
     Loans to Participants: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan.
     Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer or from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.
     Payment of Benefits: Upon a withdrawal or distribution, the market value of an employee’s investments in the mutual funds is paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.
     Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1/2, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire balance at any time.
     Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.
2. Summary of Significant Accounting Policies
     Basis of Accounting: The accompanying financial statements for the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.
     New Accounting Standard: Effective January 1, 2010 the Plan retrospectively adopted Accounting Standards Update (ASU) 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Plans. ASU 2010-25 requires that participant loans be presented separately from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. All periods presented in these financial statements reflect the retrospective adoption of ASU 2010-25 which resulted solely in a change in the classification of Loans to Participants.
     Valuation of Investments: The Plan’s investments are stated at fair value in accordance with the provisions of the accounting standard on fair value measurements (ASC 820 — Fair Value Measurements and Disclosures). See Note 4, Fair Value Measurements, for further disclosure.
     Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     Loans to participants: Loans to participants are stated at their outstanding principal balances plus any accrued but unpaid interest.
     Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned.
     Sale of Investments: Gains or losses on sales of investments (mutual funds and Hess Corporation common stock) are based on average cost.
     Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Risks and Uncertainties: The Plan primarily invests in various mutual funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the financial statements.
     Benefit Payments: Distributions of benefits to participants are recorded when paid.
3. Investments
     The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2010	2009
Hess Corporation common stock fund (3,089,083 and 3,114,823 shares, respectively)*	$238,621,838	$188,815,335
BlackRock TempFund (52,985,184 and 49,800,148 shares, respectively)	52,985,184	49,800,148
T. Rowe Price Retirement 2020 Fund (2,636,972 and 2,548,374 shares, respectively)	43,351,824	37,206,260
T. Rowe Price Retirement 2025 Fund (3,455,169 and 3,280,615 shares, respectively)	41,600,230	34,807,325
T. Rowe Price Retirement 2015 Fund (3,058,634 and 3,074,294 shares, respectively)	36,367,160	32,802,717

*	Includes $2,183,425 and $368,543 held in short-term investment funds at December 31, 2010 and 2009, respectively.
     At December 31, 2010, amounts invested in the Hess Corporation common stock fund, all T. Rowe Price managed funds, and all BlackRock managed funds represented 39%, 32% and 11%, respectively of the Plan’s total investments.
     The value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

	Years Ended December 31,
	2010	2009
Hess Corporation common stock fund	$51,857,026	$22,892,009
Mutual funds	36,537,997	57,972,651

Net appreciation in fair value of investments	$88,395,023	$80,864,660

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
4. Fair Value Measurements
     The provisions of ASC 820 — Fair Value Measurements and Disclosures establish a hierarchy for the inputs used to measure fair value based on the source of the input, that generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value for each financial asset presented below is based on the lowest significant input level within the fair value hierarchy. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The underlying securities within the funds are based on quoted market prices from the primary exchanges on which they are traded. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange, which is the primary exchange on which the stock is traded. The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total
December 31, 2010
Hess Corporation common stock fund	$238,621,838	$—	$—	$238,621,838
Mutual funds (a)	369,630,273	—	—	369,630,273

Total assets at fair value	$608,252,111	$—	$—	$608,252,111

December 31, 2009
Hess Corporation common stock fund	$188,815,335	$—	$—	$188,815,335
Mutual funds (b)	301,263,471	—	—	301,263,471

Total assets at fair value	$490,078,806	$—	$—	$490,078,806

(a)	Mutual funds consist of retirement date funds (53%), domestic and international equity funds (26%), money market funds (14%), and fixed income funds (7%), respectively at December 31, 2010.

(b)	Mutual funds consist of retirement date funds (55%), domestic and international equity funds (22%), money market funds (17%), and fixed income funds (6%), respectively at December 31, 2009.
5. Plan Termination
     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
6. Tax Status
     The Plan has received its most recent determination letter from the Internal Revenue Service dated February 4, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods. The Plan administrator believes that the Plan is not subject to audit review for years prior to 2007.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
EIN 13—4921002 PLAN NO. 001
AT DECEMBER 31, 2010
Form 5500 — SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par or maturity value	Value
Hess common stock fund:
*Hess Corporation	Common Stock - 3,089,083 shares	$236,438,413
*JPMorgan Chase	Money Market Fund - 2,183,425 shares	2,183,425

Mutual Funds:
BlackRock	BlackRock TempFund - 52,985,184 shares	52,985,184
T. Rowe Price	T. Rowe Price Retirement 2020 Fund - 2,636,972 shares	43,351,824
T. Rowe Price	T. Rowe Price Retirement 2025 Fund - 3,455,169 shares	41,600,230
T. Rowe Price	T. Rowe Price Retirement 2015 Fund - 3,058,634 shares	36,367,160
T. Rowe Price	T. Rowe Price Retirement 2030 Fund - 1,291,815 shares	22,322,565
Lazard Asset Management	Lazard Emerging Markets Fund - 924,613 shares	20,138,070
The Vanguard Group	Vanguard 500 Index Fund - 144,738 shares	16,646,265
T. Rowe Price	T. Rowe Price Retirement 2035 Fund - 1,294,323 shares	15,829,566
T. Rowe Price	T. Rowe Price Retirement 2010 Fund - 857,180 shares	13,149,145
Artio Funds	Artio International Equity II Fund - 863,204 shares	10,755,520
BlackRock	BlackRock High Yield Bond Fund - 1,398,199 shares	10,724,184
T. Rowe Price	T. Rowe Price Retirement 2040 Fund - 535,873 shares	9,334,903
The Vanguard Group	Vanguard Mid-Cap Index Fund - 447,724 shares	9,115,664
The Vanguard Group	Vanguard Small-Cap Index Fund - 226,484 shares	7,874,855
CRM Funds	CRM Mid Cap Value Fund - 235,575 shares	6,753,949
Managers Investment Group	Managers Cadence Capital Appreciation Fund - 393,373 shares	6,746,339
William Blair Funds	William Blair International Small Cap Growth Fund - 462,108 shares	6,118,312
Western Asset	Western Asset Inflation Index Plus Bond Fund - 549,903 shares	6,004,943
BlackRock	BlackRock Total Return Fund - 488,728 shares	5,434,658
Principal Financial Group	Principal Real Estate Fund - 325,873 shares	5,253,065
T. Rowe Price	T. Rowe Price Retirement 2045 Fund - 424,042 shares	4,923,129
Western Asset	Western Asset Core Plus Bond Fund - 434,409 shares	4,678,582
T. Rowe Price	T. Rowe Price Retirement 2005 Fund - 318,778 shares	3,614,940
James Advantage Funds	James Small Cap Value Fund - 180,074 shares	3,828,368
Old Mutual	Old Mutual Barrow Hanley Value Fund - 503,018 shares	3,153,920
T. Rowe Price	T. Rowe Price Retirement Income Fund - 223,107 shares	2,924,933

Total Investments		$608,252,111

*	Indicates party-in-interest to the Plan.

Report of Independent Registered Public Accounting Firm
HESS CORPORATION EMPLOYEE BENEFIT PLANS COMMITTEE AND
PARTICIPANTS IN THE HESS CORPORATION EMPLOYEES’ SAVINGS PLAN:
     We have audited the accompanying statement of assets available for benefits of the Hess Corporation Employees’ Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Ernst & Young LLP
New York, New York
June 27, 2011

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN
By:	/s/ David G. Lutterbach
David G. Lutterbach
Vice President, Benefits & Human Resources Services, Hess Corporation and Employee Benefit Plans Committee Chairperson
June 27, 2011